EXHIBIT 99.1

Québec Superior Court Issues Final Order Approving

the Merger of Abitibi-Consolidated and Bowater

MONTRÉAL, QUÉBEC and GREENVILLE, SOUTH CAROLINA, August 7, 2007 – Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) and Bowater Incorporated (NYSE: BOW, TSX: BWX) today announced that the Superior Court of Québec has issued a final order approving the Plan of Arrangement for the merger of the two companies. The Court’s final approval follows the approval by Abitibi-Consolidated and Bowater shareholders. The combination remains subject to review by the United States Department of Justice. Abitibi-Consolidated and Bowater continue to expect to close the transaction before the end of the third quarter.

The combination of Abitibi-Consolidated and Bowater is expected to generate annualized synergies of at least $250 million.

The combined company, which will be called AbitibiBowater Inc., will produce a wide range of newsprint and commercial printing papers, market pulp and lumber products. It will be the eighth largest pulp and paper manufacturer in the world. AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood products facilities located in the United States, Canada, the United Kingdom and South Korea.  It will also be among the world's largest recyclers of newspapers and magazines, and a global leader in sustainable forest management through independent third-party certification.

About Abitibi-Consolidated Inc.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of paper from landfills.

About Bowater Incorporated

Bowater Incorporated is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates one converting facility and owns 10 sawmills. Bowater's operations are supported by approximately 708,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates 6 recycling plants and is one of the world's largest consumers of recycled newspapers and magazines.

Contacts

Investors: Abitibi-Consolidated Francesco Alessi (514) 394-2341 falessi@abitibiconsolidated.com	Investors: Bowater Duane A. Owens (864) 282-9488
Media: Abitibi-Consolidated Seth Kursman (514) 394-2398 seth_kursman@abitibiconsolidated.com	Media: Bowater Kathleen M. Bennett (864) 282-9452

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi-Consolidated or Bowater because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s Internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.